Prospectus Supplement No. 4 (to prospectus dated March 21, 2012)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-179896

Realogy Corporation

Up to $1,143,706,000 11.00% Series A Convertible Senior Subordinated Notes due 2018

Up to $291,424,196 11.00% Series B Convertible Senior Subordinated Notes due 2018

Up to $675,111,000 11.00% Series C Convertible Senior Subordinated Notes due 2018

and

Domus Holdings Corp.

Class A Common Stock Issuable upon Conversion of the Notes

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 21, 2012, as supplemented by the prospectus supplements dated May 2, 2012, June 8, 2012 and August 7, 2012, covering resales by selling securityholders of Realogy Corporation’s (i) 11.00% Series A Convertible Senior Subordinated Notes due 2018, (ii) 11.00% Series B Convertible Senior Subordinated Notes due 2018 and (iii) 11.00% Series C Convertible Senior Subordinated Notes due 2018 (collectively, the “notes”) and the Class A Common Stock of Domus Holdings Corp., par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of the notes, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on September 6, 2012.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in the notes and the Class A Common Stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 21 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 6, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 6, 2012 (September 4, 2012)

Domus Holdings Corp.

(Exact name of registrant as specified in its charter)

Delaware	333-173250	20-8050955
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Campus Drive

Parsippany, NJ 07054

(Address of Principal Executive Offices) (Zip Code)

(973) 407-2000

(Registrant’s telephone number, including area code)

None

(Former Name or Former Address, if Changed Since

Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into a Material Definitive Agreement.

On September 4, 2012, Domus Holdings Corp., a Delaware corporation (the “Company”), entered into letter agreements (the “Significant Holders Letter Agreements”) with certain holders of 11.00% Series A Convertible Notes due 2018 (the “Series A Convertible Notes”), 11.00% Series B Convertible Notes due 2018 (the “Series B Convertible Notes”) and 11.00% Series C Convertible Notes due 2018 (the “Series C Convertible Notes” and, together with the Series A Convertible Notes and the Series B Convertible Notes, the “Convertible Notes”) of Realogy Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company, including the Company’s controlling stockholder, RCIV Holdings (Luxembourg) S.à.r.l. or one of its affiliates (together with its affiliates, “Apollo”), Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (together with such investment funds and accounts, “Paulson”), York Capital Management (“York”), Franklin Mutual Advisers, LLC (on behalf of the several investment funds and accounts managed by it) (“Franklin Mutual”) and Western Asset Management Company, as investment manager on behalf of certain of its investment funds and separately managed accounts (together with Apollo, Paulson, York and Franklin Mutual, the “Significant Holders”), which together hold approximately $1.9 billion of the total approximately $2.1 billion aggregate principal amount of such Convertible Notes. Pursuant to the Significant Holders Letter Agreements, the Company will issue shares of its common stock in a private placement, as consideration for, among other things, such Significant Holders agreeing to enter into a lock-up agreement with the underwriters in connection with a proposed initial public offering of the Company’s common stock (“IPO”). The Significant Holders Letter Agreements provide that in consideration for agreeing with the Company (1) not to transfer their respective Convertible Notes from the date of the agreement (unless the transferee agrees to assume the restrictions on transfer and lock-up obligations contained in such agreement), (2) to enter into a lock-up agreement (covering all shares of common stock that each such Significant Holder owns) with the underwriters in the IPO for a period of 180 days, subject to certain exceptions pursuant to the terms of the lock-up agreement and (3) to convert all of their respective Convertible Notes substantially concurrently with the closing of the IPO, each such Significant Holder will receive (a) 0.125 shares of common stock for each share of common stock issued upon conversion of such Significant Holder’s Convertible Notes as of the date of conversion (the “Significant Holders New Share Issuance”) and (b) a cash payment equal to approximately $105 million, or $55.00 for each $1,000 aggregate principal amount of Convertible Notes converted (a portion of which will be attributable to accrued interest on the Convertible Notes from April 15, 2012 to the closing date of the IPO). The amount of the cash payment to be paid to the Significant Holders is equal to the accrued and unpaid interest that the Significant Holders would have otherwise been entitled to with respect to the Convertible Notes held by them if they held such Convertible Notes through October 15, 2012, the next interest payment date for the Convertible Notes. The Significant Holders will not receive the interest payment to be paid on the Convertible Notes on October 15, 2012 if the IPO closes prior to such date and the Significant Holders receive the cash payment described above. In addition, Apollo and Paulson have agreed to allow the Company to suspend its existing resale registration statement relating to the Convertible Notes and the underlying shares of common stock, provided that the resale registration statement is reinstated on the expiration of the lock-up period provided for in their lock-up agreement with the underwriters. The obligations of the Significant Holders to convert their Convertible Notes are subject to certain conditions, including that the closing of the IPO shall have occurred or shall be occurring simultaneously with the conversion. Each Significant Holders Letter Agreement will automatically terminate upon the earlier of (i) the Significant Holders New Share Issuance (although the Significant Holders will continue to be bound by their lock-up agreements with the underwriters in the IPO) or (ii) December 26, 2012 if an underwriting agreement in connection with an IPO has not been executed on or prior to such date.

On September 4, 2012, the Company entered into letter agreements with other eligible holders (the “Other Holders”) of Convertible Notes (the “Other Holders Letter Agreements” and, together with the Significant Holders Letter Agreements, the “letter agreements”), which together hold approximately $130 million aggregate principal amount of such Convertible Notes. Pursuant to the Other Holders Letter Agreements, in consideration for agreeing with the Company (1) not to transfer such Other Holder’s Convertible Notes from the date of the agreement (unless the transferee agrees to assume the restrictions on transfer and lock-up obligations contained in such agreement) and (2) to enter into a lock-up agreement (covering all shares of common stock that it owns) with the underwriters in the IPO for a period of 180 days, subject to certain exceptions pursuant to the terms of the lock-up agreement, each such Other Holder will receive, in a private placement, 0.125 shares of common stock for each share of common stock issued upon conversion of such Other Holder’s Convertible Notes. The Other Holders are under no obligation to convert their Convertible Notes but are not entitled to receive the additional shares of common stock except in the event of conversion of their Convertible Notes. Each Other Holders Letter Agreement will automatically terminate upon the earlier of (i) the date on which the Other Holder no longer holds Convertible Notes (although such Other Holder will continue to be bound by its lock-up agreement with the underwriters in the IPO to the extent all or a portion of its Convertible Notes have been converted) (the “Other Holders New Share Issuance” and, together with the Significant Holders New Share Issuance, the “New Share Issuance”) or (ii) December 26, 2012 if an underwriting agreement in connection with an IPO has not been executed on or prior to such date.

Pursuant to the letter agreements:

—

the Significant Holders have agreed to convert all of their approximately $1.9 billion aggregate principal amount of Convertible Notes into shares of common stock substantially concurrently with the closing of the IPO and such shares, together with the 0.125 shares issued to the Significant Holders for each share of common stock issued upon conversion of the Convertible Notes held by the Significant Holders, will be subject to lock-up agreements for a period of 180 days (subject to certain exceptions pursuant to the terms of the lock-up agreements); and

—

the Other Holders, which hold approximately $130 million aggregate principal amount of Convertible Notes, may elect to convert their respective Convertible Notes and receive 0.125 shares for each share of common stock issued upon conversion of such Other Holder’s Convertible Notes, which shares will be subject to lock-up agreements for a period of 180 days (subject to certain exceptions pursuant to the terms of the lock-up agreements).

Assuming the conversion of all of the Convertible Notes into shares of common stock, approximately 97% of the aggregate number of shares issued upon conversion of the Convertible Notes and issued pursuant to the letter agreements will be subject to lock-up agreements for a period of 180 days (subject to certain exceptions pursuant to the terms of the lock-up agreements). Concurrently with the closing of the IPO, pursuant to the terms of the indenture governing the Convertible Notes, we intend to issue a redemption notice to holders of approximately $210 million aggregate principal amount of Convertible Notes, which include the Other Holders who will be subject to a lock-up agreement with respect to any shares issued to them upon conversion of their Convertible Notes, to redeem on the 31st day following the date of such notice any remaining Convertible Notes that have not been surrendered to us for conversion prior to such date, at a redemption price equal to 90% of the principal amount thereof, plus accrued and unpaid interest. We are required to make an interest payment with respect to such Convertible Notes on October 15, 2012 which is prior to the anticipated redemption date for the Convertible Notes. As a result, we expect that the Other Holders who, as noted above, hold approximately $130 million aggregate principal amount of Convertible Notes, will receive the interest payment due on October 15, 2012 prior to converting their Convertible Notes, assuming they elect to so convert. Holders of the Convertible Notes other than the Significant Holders and the Other Holders, representing approximately $80 million aggregate principal amount of Convertible Notes, may elect to convert their respective Convertible Notes at any time prior to the redemption date for the Convertible Notes and such holders will receive the interest payment due on October 15, 2012, to the extent that they have not elected to convert their Convertible Notes prior to such date. However, such other holders will not be entitled to receive 0.125 shares for each share of common stock issued upon conversion of their respective Convertible Notes and will not be subject to any lock-up agreements.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 above is incorporated by reference into this Item 3.02. The New Share Issuance will be made only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” within the meaning of Rule 501 (a)(1), (2), (3) or (7) of Regulation D under the Securities Act, and is exempt from registration under Section 4(2) of the Securities Act, as a transaction by the issuer not involving a public offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Domus Holdings Corp.

By:	/s/ Anthony E. Hull

	Name:	Anthony E. Hull

	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Date: September 6, 2012